UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

TeliaSonera AB

(Name of Issuer)

Ordinary Shares, nominal value SEK 3.20 per share

(Title of Class of Securities)

87960M106**

(CUSIP Number)

December 31, 2004

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ☐ Rule 13d-1 (b)

        ☐ Rule 13d-1 (c)

        ☑ Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**The Ordinary Shares are not traded in U.S. markets and have not been assigned a CUSIP number. However, the CUSIP number for the related American Depositary Shares is 87960M106.

SIGNATURE
EXHIBITS

13G
CUSIP No. 87960M106

1.	Name of Reporting Person: Government Offices of The Kingdom of Sweden		I.R.S. Identification Nos. of above persons (entities only): Not Applicable

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☑
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Sweden

Number of Shares Beneficially Owned by Each Reporting Person With:
		5.	Sole Voting Power: 2,118,278,261

		6.	Shared Voting Power: 0

		7.	Sole Dispositive Power: 2,118,278,261

		8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,118,278,261

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☑

11.	Percent of Class Represented by Amount in Row (9): 45.3%***

12.	Type of Reporting Person: OO

***	Based on 4,675,232,069 ordinary shares, nominal value SEK 3.20 per share, of TeliaSonera AB outstanding on March 31, 2004 as disclosed by TeliaSonera AB in its Form 20-F filing with the Securities and Exchange Commission on April 19, 2004.

SCHEDULE 13G

Item 1.

(a)	Name of Issuer TeliaSonera AB

(b)	Address of Issuer’s Principal Executive Offices Sturegatan 1, S-106 63 Stockholm, Sweden

Item 2.

Name of Person Filing Government Offices of The Kingdom of Sweden

(a)	The Government Offices of The Kingdom of Sweden exist to facilitate Swedish government business and comprise ten ministries, of which the Ministry of Industry, Employment and Communications is one.

(b)	Address of Principal Business Office or, if none, Residence c/o The Ministry of Industry, Employment and Communications Drottninggatan 16, SE-103 33 Stockholm, Sweden

(c)	Citizenship Sweden

(d)	Title of Class of Securities Ordinary shares, nominal value SEK 3.20 per share (“Ordinary Shares”)

(e)	CUSIP Number The Ordinary Shares are not traded in U.S. markets and have not been assigned a CUSIP number. However, the CUSIP number for the related American Depositary Shares is 87960M106.

Item 3.	If this statement is filed pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not Applicable

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: 2,118,278,261

(b)	Percent of class: 45.3%[1]

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 2,118,278,261

[1]	Based on 4,675,232,069 ordinary shares, nominal value SEK 3.20 per share, of TeliaSonera AB outstanding on March 31, 2004 as disclosed by TeliaSonera AB in its Form 20-F filing with the Securities and Exchange Commission on April 19, 2004.

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 2,118,278,261

(iv)	Shared power to dispose or to direct the disposition of: 0

Item 5.	Ownership of Five Percent or Less of a Class

Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not Applicable

Item 8.	Identification and Classification of Members of the Group

The Government Offices of The Kingdom of Sweden and The Republic of Finland (“Finland”) may be deemed to be a “group” within the meaning of Rule 13d-5(b)(1) under the Act. See the Shareholders’ Agreement dated March 26, 2002 between The Kingdom of Sweden and Finland contained in Annex C of the Prospectus forming part of the Registration Statement on Form F-4 (Registration No. 333-100213), filed by Telia AB with the Securities and Exchange Commission pursuant to the Securities Act of 1933 on October 1, 2002, as amended by the Amendment to Shareholders’ Agreement dated April 16, 2003 attached as Exhibit 2 to Amendment No. 1 to Schedule 13G filed with the Securities and Exchange Commission by the Government Offices of The Kingdom of Sweden on February 17, 2004 with respect to TeliaSonera AB, and by the Amendment II to Shareholders’ Agreement dated October 12, 2004 attached as Exhibit 2 to this statement.

Pursuant to Rule 13d-5(b)(1) of the Act, the group that may be formed by the Government Offices of The Kingdom of Sweden and Finland may be deemed to be the beneficial owner of 2,118,278,261 Ordinary Shares beneficially owned by the Government Offices of The Kingdom of Sweden and 641,800,230 Ordinary Shares beneficially owned by Finland, representing a total of 2,760,078,491 Ordinary Shares or approximately 59% of the Ordinary Shares.2 However, the Government Offices of The Kingdom of Sweden disclaim beneficial ownership of the Ordinary Shares beneficially owned by Finland.

Item 9.	Notice of Dissolution of Group

Not Applicable

Item 10.	Certification

Not Applicable

[2]	Based on 4,675,232,069 ordinary shares, nominal value SEK 3.20 per share, of TeliaSonera AB outstanding on March 31, 2004 as disclosed by TeliaSonera AB in its Form 20-F filing with the Securities and Exchange Commission on April 19, 2004.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2005

GOVERNMENT OFFICES OF THE KINGDOM OF SWEDEN
By:	/s/ Thomas Östros
	Name:	Thomas Östros
	Title:	Minister of Ministry of Industry, Employment and Communications

EXHIBITS

Exhibit	Description

1	Extract from the Minutes of a Swedish Government Meeting dated January 23, 2003 authorising the Ministry of Industry, Employment and Communications to sign the Schedule 13G initially filed on February 12, 2003, together with any supplements and amendments, on behalf of the Government Offices of The Kingdom of Sweden
(in the original Swedish with an English translation)

2	Amendment II to Shareholders’ Agreement dated October 12, 2004 between The Kingdom of Sweden and The Republic of Finland

EXHIBIT 1

Koncept
Protokoll	I
vid regeringssammanträde
2003-01-23	N2003/337/SÄ
N2002/3707/SÄ (delvis)

Bemyndigande att underteckna anmälan

1 bilaga

Svenska staten innehar efter Telia AB:s förvärv av Sonera Oy en ägarandel uppgående till 46 procent i det sammanslagna bolaget TeliaSonera AB. TeliaSonera AB är sedan sammanslagningen den 9 december 2002 noterat på Nasdaq National Market i USA och bolagets aktier är registrerade enligt bestämmelserna i U.S. Securities Exchange Act of 1934 (Exchange Act). Eftersom svenska statens ägarandel överstiger 5 procent, skall en elektronisk anmälan göras i U.S. Securities and Exchange Commission (SEC) datasystem EDGAR senast 45 dagar efter utgången av det kalenderår då TeliaSonera AB registrerade bolagets aktier enligt bestämmelserna i Exchange Act. I samband med att den elektroniska anmälan görs, arkiverar svenska staten en skriftlig, undertecknad anmälan. Utkast till anmälan har tagits fram med den lydelse som framgår av bilagan.

Regeringen bemyndigar chefen för Näringsdepartementet eller den han sätter i sitt ställe att underteckna anmälan enligt ovan till SEC i huvudsak överensstämmande med förslaget samt eventuella tillägg och ändringar i anmälan.

Utdrag till

SB
Fi/BA

Linklaters’ office translation of extract from minutes from meeting of the Government
Minutes from meeting of the Government
2003-01-23	N2002/XXXX/SÄ N2001/3707/SÄ (partly)

Authorisation to sign notification

1 appendix

Following Telia AB’s acquisition of Sonera Oy, the Swedish State holds approximately 46 per cent of the shares in the combined company TeliaSonera AB. Since the combination of 9 December 2002, TeliaSonera AB is listed on the U.S. Nasdaq National Market and its shares are registered under the U.S. Securities Exchange Act of 1934 (Exchange Act). As the Swedish State’s beneficial interest in TeliaSonera AB exceeds 5 per cent, an electronic filing shall be made with the U.S. Securities and Exchange Commission (SEC) on its EDGAR system within 45 days after the end of the calendar year in which TeliaSonera AB registered its shares under the Exchange Act. In connection with the electronic filing, a manually signed filing is being retained by the Swedish State. A draft notification has been prepared in accordance with Appendix 1.

The Government authorise the Head of the Ministry of Industry, Employment and Communications or anyone he authorises to sign the above notification to the SEC, substantially in accordance with the draft notification, together with any supplements and amendments to the notification.

Draft notification to

SB
Fi/BA

EXHIBIT 2

Dated 12 October, 2004

Amendment II

to

Shareholders’ Agreement
regarding

Telia AB

by and between

The Republic of Finland

and

The Kingdom of Sweden

This Amendment to the Shareholders’ Agreement (this “Amendment II”) is entered into on this 12 day of October, 2004, by and between

(1)	The Republic of Finland (“Finland”);

and

(2)	The Kingdom of Sweden (“Sweden”).

WHEREAS, Finland and Sweden entered into the Shareholders’ Agreement, dated as of 26 March, 2002 (the “Agreement”), whereby Finland and Sweden agreed on certain matters relating to the merger of Telia AB and Sonera Corporation;

WHEREAS, Finland and Sweden agreed on an amendment to the Agreement on 16 April 2003 (the “Amendment”), and now desire to make certain further amendments to the Agreement;

NOW, THEREFORE, the parties hereto hereby agree as follows:

1	Section 4.1.2(i) of the Agreement is hereby replaced by the following:

“Tom von Weymarn, a current member of the Board of Directors of TeliaSonera, shall be appointed, and shall serve as, Chairman of the Board of Directors of TeliaSonera at least until the closing of the Annual General Meeting of shareholders of TeliaSonera to be held in 2005”;

2	The proviso in Section 4.1.2 (first paragraph on page 3 in the Agreement) where it reads “, subject to such proviso,” is hereby replaced by the following:

“,subject to such proviso (as stated in the Agreement prior to the Amendment),”

3	The first sentence of Section 4.1.3 is hereby replaced by the following sentence:

“Effective upon the completion of the Exchange Offer and at least until the Annual General Meeting of shareholders of TeliaSonera to be held in 2005, the Board of Directors of TeliaSonera shall have a Nomination Committee comprised of the Chairman of the Board of Directors of TeliaSonera and the Deputy Chairman of the Board of Directors of TeliaSonera.”

4	Finland and Sweden hereby acknowledge and agree that except as specifically supplemented and amended, changed or modified through the Amendment and Amendment II, the Agreement shall remain in full force and effect in accordance with its terms.

5	This Amendment shall be governed by and construed in accordance with the substantive laws of Sweden. Any dispute, controversy or claim concerning the validity, scope, meaning, construction, application or effect of this Amendment or the breach, termination or invalidity thereof shall be finally settled by arbitration in Helsinki in accordance with the rules of the Finnish Central Chamber of Commerce. Each party to this Amendment shall appoint one arbitrator and the two arbitrators shall appoint a third arbitrator who shall be the chairman. The arbitration proceedings shall be conducted in the English language.

This Amendment has been executed in two (2) identical counterparts, of which each party to this Amendment has taken one (1).

In Stockholm on 12 October 2004	In Helsinki on 15 September 2004

THE KINGDOM OF SWEDEN represented by the Ministry of Industry, Employment and Communications	THE REPUBLIC OF FINLAND represented by the Ministry of Transport and Communications

/s/ Leif Pagrotsky	/s/ Leena Luhtanen

Name: Leif Pagrotsky	Name: Leena Luhtanen
Title: Minister for Industry and Trade	Title: Minister of Transport and Communications

/s/ Samuli Haapasalo

Name: Samuli Haapasalo Title: Director-General